309 Technology Drive
Malvern, PA 19355

April 7, 2008

Via EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attn.: Linda Stirling

Re:	Quaker Investment Trust (the “Trust”) Preliminary Information Statement pursuant to Section 14(c) of the Securities and Exchange Act of 1934 (File No.811-6260)

Dear Ms. Stirling:

Listed below are the comments of the staff (the “Staff”) of the Securities and Exchange Commission on the Preliminary Information Statement pursuant to Section 14(c) of the Securities and Exchange Act of 1934, as amended, that was filed on behalf of the Trust on March 21, 2008, and the Trust’s responses thereto. Furthermore, attached hereto, as Annex A, is the “Tandy” letter submitted by the Trust.

1.	Comment: General Comment

Include a Cover Letter when filing an Information Statement pursuant to Section  14(c).

Response:   A cover letter has been included in this filing and will be included in all future filings.

2.	Comment: Page 8, Paragraph/Caption General Information

Include the address for the Trust’s administrator, Brown Brothers Harriman & Co.

Response:      The address has been added.

Please contact Suzan Barron of Brown Brothers Harriman & Co., the Trust’s administrator, at 617-772-1616 if you have any questions or comments.

Very truly yours,

/s/ Justin Brundage
Justin Brundage
Secretary

Annex A
“TANDY” LETTER
309 Technology Drive
Malvern, PA 19355

April 7, 2008

Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attn.: Linda Stirling

Re:	Quaker Investment Trust (the “Trust”) Preliminary Information Statement pursuant to Section 14(c) of the Securities and Exchange Act of 1934 (File No. 811-6260)

Dear Ms. Stirling:

As requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with its review of the Preliminary Information Statement pursuant to Section 14(c) of the Securities and Exchange Act of 1934, as amended, that was filed on behalf of the Trust on March 21, 2008, the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a)  the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s Preliminary Information Statement;

(b)  Staff comments or changes to disclosure in response to Staff comments in the Trust’s Preliminary Information Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Definitive Information Statement; and

(c)  the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Justin Brundage
Justin Brundage
Secretary